UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

December 08, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Smith+Nephew Announces New Strategy and 2028 Financial Targets

8 December 2025

Highlights:

● RISE, Smith+Nephew's new strategy, builds on our successful 12-Point Plan transformation and will deliver new levels of financial and operational performance to drive shareholder value
● 2028 financial targets announced, including significant acceleration in revenue growth, profit, free cash flow and Return on Invested Capital (ROIC)
● 2025 full year guidance updated, with trading profit margin guidance now expected to be at least 19.5% and expected free cash flow upgraded to around $800 million
● Further opportunities to rationalise product portfolio identified, with an estimated $200 million non-cash inventory provision in 2025, reducing complexity to drive growth, efficiency and returns, and delivering a significant and on-going reduction in the capital requirements of the business
● 2026 full year provisional guidance issued, building on 2025 progress

Smith+Nephew (LSE: SN, NYSE: SNN), the global medical technology company, will today present its new strategy, RISE, 2026 provisional guidance and 2028 financial targets at its Capital Markets Day in London.

The RISE strategy is designed to drive stronger returns for shareholders by elevating Smith+Nephew's financial and operational performance to new levels by raising the standard of care within our segments and reaching more patients with our continued focus on innovation. This new strategy builds on the success of the 12-Point Plan, announced in 2022, through which we have transformed into a stronger, more agile, and higher growth company.

RISE has four elements:

● To REACH more patients by driving adoption of our differentiated portfolio and taking share across indications, settings and markets worldwide.
● To INNOVATE to enhance the standard of care through accelerating new product launches and rapidly scaling existing innovation platforms.
● To SCALE through strategic investment, allocating capital to high return and high growth opportunities aligned to our portfolio priorities.
● To EXECUTE efficiently, driving enterprise productivity and asset efficiency to expand our margins and returns.

Further details on the new strategy will be provided at the Capital Markets Day event in London later today.

Deepak Nath, Chief Executive Officer, commented:

"Smith+Nephew's new RISE strategy represents an ambitious but achievable new chapter. Our actions under the 12-Point Plan have created a fundamentally stronger business than three years ago and a springboard for future growth. RISE is our roadmap to reach more patients, deliver new categories of innovation, and further accelerate our financial performance.

"Over the next three years, every business unit will contribute uniquely to our value creation. Sports Medicine, Advanced Wound Management and ENT will drive above-market growth through innovation and disciplined execution, while Orthopaedics, operating in a more mature segment, will return to delivering market-level growth, supporting margin expansion, and enhanced returns.

"Our growing free cash flow will enable ongoing investment in innovation and open new strategic opportunities, and we will empower our highly engaged workforce with world-class tools and processes.

"We are confident that RISE will solidify Smith+Nephew's leadership in healthcare innovation and deliver significant value for our shareholders, customers, employees and communities."

2028 Financial Targets

Through RISE we expect to deliver a further step-change in financial performance between 2025 and 2028. Our targets are to deliver:

●  6-7% underlying revenue compound annual growth rate (CAGR), significantly above Smith+Nephew's historical average.
●  9-10% trading profit CAGR, built on operating leverage and efficiencies.
●  More than $1 billion in free cash flow in 2028.
●  12-13% post-tax ROIC in 2028, significantly above our Weighted Average Cost of Capital (WACC), creating significant value for shareholders.

2025 Full Year Outlook

Smith+Nephew is on-track to meet its 2025 full year target with another year of strong revenue growth and a significant expansion in trading profit margin.

As previously stated, we expect underlying revenue growth to be around 5% (around 5.8% based on exchange rates prevailing on 4 December 2025).

Full year trading profit margin is now expected to be at least 19.5%, within our guided range of 19.0% to 20.0% (2024: 18.1%).

In addition, we are further raising our guidance for free cash flow. We now expect this to be around $800 million, driven by good working capital discipline, particularly in Orthopaedics, and operational efficiency over the life of the 12-Point Plan. This was originally guided to be more than $600 million for 2025.

We expect post-tax ROIC to be more than 9% for the full year, excluding the impact of portfolio rationalisation (2024: 7.4%), above our WACC.

Portfolio rationalisation

As part of our 12-Point Plan we have taken actions to optimise our manufacturing footprint and drive operational efficiencies across our network. In addition, we have also reviewed our overall product portfolio and taken actions to rationalise and simplify. These, in turn, have led to our new Ortho 360 operating model which will drive improved efficiency, profitability and capital returns at the market and product level.

As part of this new operating model and building on the portfolio rationalisation started through the 12-Point Plan, we have identified further opportunities to simplify our product range. This will reduce the need for inventory and capital employed in the business, provide a simpler and more efficient offer to our customers, and will also allow us to focus on migrating them to our latest technology products.

Work is ongoing to finalise the product families and individual Stock Keeping Units (SKU's) which will be removed from the portfolio over time, but we currently estimate that we will be able to reduce gross inventory by around $500 million. To achieve this significant and on-going reduction in the capital requirements of the business, we will take a non-cash provision in our 2025 accounts which we currently estimate to be around $200 million. Combined with the expansion and redesign of our Life Cycle Management (LCM) process, this will leave our portfolio simpler, easier for customers to understand, and the company in a stronger position to drive growth and improve margins and capital returns.

2026 Full Year Outlook

Smith+Nephew is also issuing provisional guidance for full year 2026, when we expect to deliver further progress across all key financial metrics.

●  Underlying revenue growth is expected to accelerate to around 6% for the full year (around 5.8% based on exchange rates prevailing on 4 December 2025).
●  Profit growth is expected to be ahead of revenue growth as we deliver operating leverage.
●  Free cash flow is expected to be around $800 million.
●  Post-tax ROIC is expected to substantially increase to be more than 10% for 2026, well above our WACC.

The 2026 full year guidance will be confirmed when we issue our 2025 full year results on 2 March 2026.

Capital Markets Days

In addition to today's Capital Markets Day for institutional investors and financial analysts in London, Smith+Nephew is hosting an additional Capital Markets Day in New York on Thursday 11 December 2025.

Both events will be led by Chief Executive Officer Deepak Nath, accompanied by Chief Financial Officer John Rogers and members of the Executive Committee. Each event will include product demonstrations for those attending in person.

Participants are encouraged to attend both events, either in person or virtually.

In person attendance at these events requires pre-registration. Investors and analysts should register via Smith+Nephew's website at https://www.smith-nephew.com/en/about-us/investors.

The sessions will also be webcast and the presentations made available via the website.

London - 8 December 2025

The London event will introduce Smith+Nephew's new strategy following the conclusion of the 12-Point Plan, including mid-term priorities and financial goals. This will be held at The Royal College of Surgeons from 1pm to 5pm GMT / 8am to 12pm EST on 8 December.

New York - 11 December 2025

The New York event will provide greater detail on Smith+Nephew's innovative portfolio that will drive the next phase of growth. This event will be held at the New York Stock Exchange from 2pm to 6pm GMT / 9am to 1pm EST on 11 December.

The New York event will include insight from the following Smith+Nephew customers and Key Opinion Leaders:

●     Michael Ast, MD, is Chief of the Knee Service, Chief Medical Innovation Officer, and Director of Ambulatory Surgery Center Strategy at the Hospital for Special Surgery (HSS). Dr Ast specialises in hip and knee replacement surgery focusing on rapid-recovery, short-stay, and outpatient surgery. He is an expert in minimally invasive techniques and robotics. Dr Ast will discuss the trend of joint replacements transitioning to Ambulatory Surgery Centers (ASCs) and the unique ASC needs that must be addressed.

●     Ravi Bashyal, MD, FAAOS, Director of Outpatient Hip and Knee Replacement Surgery at NorthShore University in Chicago. Dr Bashyal specialises in robotic minimally invasive hip and knee replacement and was an early adopter of PICO◊ to manage the risk of surgical site complications. He has published extensively on reducing surgical site infections and complications. Dr Bashyal will talk about the impact of surgical site complications in orthopaedic surgery for the patient, surgeon, and system. He will also discuss how PICO has enabled him to manage the risk and improve patient outcomes, and his work to educate other surgeons on complication reduction, improving the standard of care.

●     Steven Haas, MD, orthopaedic surgeon at HSS and New York-Presbyterian Hospital in New York City. He is also Professor of Clinical Orthopaedic Surgery at Weill Cornell Medical College and currently serves as President of The Knee Society. Dr Haas chaired the Knee Service at HSS for 18 years. Dr Haas will discuss modern knee arthroplasty and the rise of robotic-assisted knee surgery.

●     Anil Ranawat, MD, Chief of the Hip and Joint Preservation Division of the Sports Medicine Institute at HSS and Orthopaedic Surgeon for the New York Rangers. He is also the Medical Director for HSS NJ and PA Department. Dr Ranawat will talk about Smith+Nephew's comprehensive Sports Medicine product portfolio, including how he uses REGENETEN◊ and CARTIHEAL◊ to improve patient outcomes and the potential he sees for advanced enabling technologies, such as Spatial Surgery (including the TESSA◊ Spatial Surgery System), to shape the future of arthroscopic surgery.

The person responsible for arranging the release of this announcement on behalf of the Company is Helen Barraclough, Company Secretary.

Enquiries

Investors
Emily Heaven	+44 (0) 7811 919437
Cora McCallum	+44 (0) 1923 477433
Craig Bijou	+1 (475) 850-8282
Smith+Nephew
Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew
Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.8 billion in 2024. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on LinkedIn, Instagram, Facebook or X.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: December 08, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary